Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES, INC. BEGINS TRADING ON THE NEW YORK STOCK EXCHANGE

-- New Symbol is "SSI" --

HOUSTON, TX, March 16, 2006 - Stage Stores, Inc. (NYSE: SSI) announced that, effective today, it has begun trading its Common Stock on the New York Stock Exchange (the "NYSE") under the symbol "SSI". Stage's Common Stock had been trading on the NASDAQ National Market under the symbol "STGS" since January 8, 2002. Its Series A and Series B Warrants, which have also traded on the NASDAQ National Market since January 8, 2002 under the symbols "STGSW" and "STGSZ", respectively, will not move to the NYSE since they will expire on August 23, 2006.

Jim Scarborough, Chairman and Chief Executive Officer, stated, "We are pleased to begin trading on the New York Stock Exchange, and believe that this move to the NYSE further advances our commitment to enhancing shareholder value. We are very proud to be joining the list of other distinguished companies on this premier stock exchange."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities. The Company currently operates 194 Bealls, 48 Palais Royal and 134 Stage stores throughout the South Central states, and operates 174 Peebles stores throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in mid July. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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